August 31, 2011

VIA EDGAR

Kate Tillan
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

RE:	CPA of America, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
File No. 000-24053

Dear Ms. Tillan:

On behalf of CPC of America, Inc. (the “Company” or “CPC”), set forth below are the Company’s substantive responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 9, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

1.	We note that in response to prior comments 1, 2, 3, 4 and 14 you plan to file an amendment to your Form 10-K. Please note that we may have further comments after we review the amendment.

RESPONSE:

The amendments we intend to file were faxed to you for your review.  We intend to file the amendment as soon as we have resolved the final question below.

Note 3.  Convertible Notes, page F-16

2.
Further to your response to prior comment 1, under the present value technique present value should include future cash flows for the asset or liability being measured.  Since interest is a component of future cash flows with respect to the debt, please explain why you did not include interest in calculating the fair value of debt.  Reference FASB ASC 820-10-55-5.

RESPONSE:

When we calculated the FV of the convertible notes on the measurement date, we considered and evaluated all components of the note in accordance with FASB ASC 820, Fair Value Measurement:
1.	Principal amount of the notes
2.	Total interest to be paid
3.	Conversion feature embedded

According to FASB ASC 820-10-55-5, a fair value measurement using present value should capture all of the following elements from the perspective of market participants as of the measurement date:

•	An estimate of future cash flows for the asset or liability being measured.

•	Expectations about possible variations in the amount and/or timing of the cash flows representing the uncertainty inherent in the cash flows.

•
The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows (risk-free interest rate). For present value computations denominated in nominal U.S. dollars, the yield curve for U.S. Treasury securities determines the appropriate risk-free interest rate. U.S. Treasury securities are deemed (default) risk free because they pose neither uncertainty in timing nor risk of default to the holder.

•	The price for bearing the uncertainty inherent in the cash flows (risk premium).

•	Other case-specific factors that would be considered by market participants.

•	In the case of a liability, the nonperformance risk relating to that liability, including the reporting entity’s (obligor’s) own credit risk.

Regarding the case specific factors relating to these convertible notes, we considered the probability of whether the note holders would convert or whether they would wish to be paid in cash.  The holders of the restructured notes are already shareholders of CPC either as common shareholders or through the Series C, D or E preferred stock.  They do not have holdings of more than 5% and they are not directors or officers, but they are shareholders.  CPC’s management had conversations with these individuals at the time of the debt transactions and we firmly believe it is their intent to convert the debt to common shares at the due date.  The shares these individuals will receive upon conversion will lower their overall basis in the shares they own and they will be in a better position to sell their shares at a profit at some future date. Given these factors, management considers the probability of conversion to be 100%.

After taking the above considerations into our calculations, we concluded that the resulted amount reflects the fair value of our convertible debts at measurement date and is in compliance with FASB ASC 820-10-55 and ASC 820-10-35.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone or fax at 970-282-8229.

Sincerely yours,

CPC of America, Inc.

By: /s/  Marcia Hein
Marcia Hein